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                                                                     Exhibit 8.1


                                 Clinton Square
                              Post Office Box 31051
                         Rochester, New York 14603-1051
                                 (716) 263-1000
                               Fax: (716) 263-1000



                                  March 8, 2001



Mpower Holding Corporation
175 Sully's Trail
Pittsford, New York 14534

Mpower Communications Corp.
175 Sully's Trail
Pittsford, New York 14534



      RE: Reorganization of Mpower Communications Corp. ("Mpower") and its wholly owned subsidiaries.

Dear Ladies and Gentlemen::

      We have acted as tax counsel to Mpower and Mpower Holding Corporation ("Holding") in connection with the Registration Statement on Form S-4 filed by Holding with the Securities and Exchange Commission on March 8, 2001 under the Securities Act of 1933, as amended (the "Registration Statement"), in connection with the Agreement and Plan of Merger, dated as of March 5, 2001, between Mpower, Holding, and Mpower Merger Company, Inc. ("MergeCo"), a wholly owned subsidiary of Holding (the "Plan of Merger"). In that role, you have requested our opinion concerning certain federal income tax consequences of the transactions contemplated by the Plan of Merger. All terms capitalized but not otherwise defined herein shall have the respective meanings assigned to them in the Registration Statement.

      We have examined the originals or copies, certified or otherwise identified to our satisfaction, of all such records of Mpower and/or Holding and all such agreements, certificates of public officials, certificates of officers or other representatives of Mpower and/or Holding, and such other documents, certificates and corporate or other records as we have deemed necessary or appropriate as a basis for the opinions set forth herein, including (a) the Registration Statement, and (b) the Plan of Merger. In addition, we have relied upon certain express representations made to us by Mpower and Holding set forth in a letter of representations and on the accuracy of the factual representations and statements in the Registration Statement and the Plan of Merger.


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      Based on our examination of the foregoing items, subject to the assumptions, exceptions, limitations and qualifications set forth herein, we are of the opinion that for federal income tax purposes that the proposed merger will constitute a tax-free exchange to which Internal Revenue Code section 351(a) applies and that:

      1. No gain or loss will be recognized by the holders of Mpower capital stock on the exchange by way of conversion of their shares of Mpower capital stock into shares of Holding capital stock;

      2. The aggregate tax basis of the Holding capital stock to be received by each holder of Mpower capital stock will be the aggregate tax basis such holder has with respect to the shares of Mpower capital stock which were exchanged by way of conversion into Holding capital stock;

      3. As to each holder who held Mpower capital stock as a capital asset on the effective date of the proposed merger, the holding period of such holder of Holding capital stock will include the holding period during which such holder held the Mpower capital stock which was exchanged by way of conversion into Holding capital stock; and

      4. No material gain or loss will be recognized by Mpower, Holding or MergerCo in connection with the proposed merger.

      Our opinion assumes that neither the Series C convertible preferred stock nor the Series D convertible preferred stock is treated as "nonqualified preferred stock" under Internal Revenue Code section 351(g). We do not believe that the nonqualified preferred stock rules should apply to the Series C convertible preferred stock or the Series D convertible preferred stock by reason of the conversion features in such stock. However, the nonqualified preferred stock provisions were added to the Internal Revenue Code in August of 1997, and no Internal Revenue Service guidance, in the form of regulations or otherwise, has been promulgated to confirm that preferred stock with such conversion features would not be treated as nonqualified preferred stock. Thus, we cannot provide assurance that the nonqualified preferred stock provisions would not apply to the Series C convertible preferred stock and the Series D convertible preferred stock. If the Series C convertible preferred stock or Series D convertible preferred stock is treated as nonqualified preferred stock, then the nonrecognition rules described above will not apply. Holders of Series C convertible preferred stock and Series D convertible preferred stock should consult their own legal and tax advisors as to the tax consequences of the proposed merger if the Series C convertible preferred stock or Series D convertible preferred stock is treated as nonqualified preferred stock.

      Our opinions expressed herein are based upon our interpretation of the current provisions of the Internal Revenue Code of 1986, as amended to date, and existing judicial decisions, administrative regulations and published rulings and procedures (including the practices and policies in issuing private letter rulings, which are not binding on the Internal Revenue Service except with respect to the taxpayer who receives such ruling). Our opinions are not binding upon the Internal Revenue Service or courts and there is no assurance that the Internal Revenue


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Service will not successfully challenge the conclusions set forth herein.
Consequently, no assurance can be given that future legislative, judicial or administrative changes, on either a prospective or retroactive basis, would not adversely affect the accuracy of the conclusions stated herein. We undertake no obligation to advise you of changes in law which may occur after the date hereof.

      Our opinions are limited to the federal income tax matters and the federal law of the United States of America addressed herein, and no other opinions are rendered with respect to any other matter not specifically set forth in the foregoing opinion and we assume no responsibility as to the applicability thereto, or the effect thereon, of the laws of any other jurisdiction.

      In the event any one of the statements, representations, warranties or assumptions we have relied upon to issue this opinion is incorrect in a material respect, our opinions might be adversely affected and may not be relied upon.

      We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and the use of our name as it appears under the captions "Federal Income Tax Consequences" in the Proxy Statement and Prospectus contained in the Registration Statement, without implying or admitting that we are experts within the meaning of the Securities Act of 1933, as amended, with respect to any part of the Registration Statement.



                                    Very truly yours,



                                    Nixon Peabody LLP